Filed Pursuant to Rule 424(b)(5)

Registration No. 333-156735

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Class A common stock, par value $.20 per share	10,925,000	$12.00	$131,100,000	$7,315.38

(1)	Includes 1,425,000 shares of Actuant Corporation Class A common stock that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Prospectus Supplement

(To Prospectus dated January 15, 2009)

9,500,000 Shares

ACTUANT CORPORATION

Class A Common Stock

We are offering 9,500,000 shares of our Class A common stock to the public. Our Class A common stock is listed on the New York Stock Exchange under the symbol “ATU.” On June 23, 2009, the last reported sale price of our Class A common stock on the New York Stock Exchange was $12.53 per share.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page S-13 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$12.00	$114,000,000
Underwriting discount	$ 0.54	$ 5,130,000
Proceeds to us, before expenses	$11.46	$108,870,000

We have granted the underwriters the right to purchase within 30 days from the date of this prospectus supplement up to an additional 1,425,000 shares of Class A common stock from us at the public offering price, less the underwriting discount, to cover any over-allotments.

The underwriters expect to deliver the shares to investors on or about June 29, 2009. The underwriters are offering the shares of Class A common stock as set forth under “Underwriting.”

Joint Book-Running Managers

J.P.Morgan	Merrill Lynch & Co.

Joint Lead Managers

UBS Investment Bank	Wachovia Securities

Co-Managers

BMO Capital Markets	KeyBanc Capital Markets	RBC Capital Markets

The date of this prospectus supplement is June 23, 2009.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any time subsequent to the date of such information.

Prospectus Supplement

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements the accompanying prospectus. The accompanying prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may, from time to time, issue and sell any combination of securities, including shares of our Class A common stock, described in the accompanying prospectus. The accompanying prospectus provides you with a general description of these securities, and this prospectus supplement contains specific information about the terms of this offering of shares of our Class A common stock.

This prospectus supplement, or the information incorporated by reference, may add, update or change information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference, will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to under “Where You Can Find More Information” in this prospectus supplement.

Unless otherwise indicated, references in this prospectus supplement and the accompanying prospectus to “Actuant,” “we,” “us,” “our” and “our company” are to Actuant Corporation and, as applicable, its subsidiaries. When we refer to the “shares” in this prospectus supplement, we mean the shares of our Class  A common stock being offered by this prospectus supplement, unless we state otherwise.

MARKET DATA

The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus concerning market positions of certain of our products is based on our net sales for fiscal year 2008 and management’s estimates of our competitors’ respective dollar volumes of net sales for the products, markets and geographic region or regions to which we refer. These estimates are based on our internal estimates, our knowledge of our relative position and the relative position of our competitors in applicable markets, and, in some limited cases, industry sources. Other market data contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is estimated and is based on independent industry publications or other publicly available information. Although we believe that the information on which we have based these estimates of our market position and this market data are generally reliable, the accuracy and completeness of this information is not guaranteed and this information has not been independently verified.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC and which is incorporated by reference will automatically update and supersede this information. We incorporate by reference the documents listed below and all future filings made pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•	Annual Report on Form 10-K for the year ended August 31, 2008;

•	Quarterly Reports on Form 10-Q for the quarters ended November 30, 2008, February 28, 2009 and May 31, 2009;

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Current Reports on Form 8-K filed on September 23, 2008, October 2, 2008, November 13, 2008, January 15, 2009, March 3, 2009, June 11, 2009 (excluding Item 2.02 and Exhibit 99.1) and June 22, 2009; and

•

the description of the Class A common stock contained in the amended Registration Statement on Form 8-A/A dated January 15, 2009; and any amendment or report filed for the purpose of updating such description.

Actuant will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference to this prospectus supplement or the accompanying prospectus, other than exhibits which are specifically incorporated by reference into those documents. Requests should be directed to the Executive Vice President and Chief Financial Officer, Actuant Corporation, 13000 West Silver Spring Drive, Butler, Wisconsin 53007, telephone (414) 352-4160.

S-iii

SUMMARY

This summary highlights selected information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before investing in shares of our Class A common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the information incorporated by reference, especially the risks described under “Risk Factors” in this prospectus supplement, before making an investment decision. See “Where You Can Find More Information” in this prospectus supplement.

Our Company

Actuant Corporation, headquartered in Butler, Wisconsin, is a Wisconsin corporation incorporated in 1910. We are a manufacturer of a broad range of industrial products and systems. We are organized into four reportable segments, Industrial, Energy, Electrical and Engineered Solutions.

The Industrial segment is primarily involved in the design, manufacture and distribution of branded hydraulic and mechanical tools to the maintenance, industrial, infrastructure and production automation markets. The Energy segment provides joint integrity products and services, as well as umbilical, rope and cable solutions to the global oil & gas, power generation and energy markets. The Electrical segment is primarily involved in the design, manufacture and distribution of a broad range of electrical products to the retail Do-It-Yourself (“DIY”), wholesale, original equipment manufacturer (“OEM”), utility and marine markets. The Engineered Solutions segment provides highly engineered position and motion control systems to OEMs in various vehicle and other industrial markets, as well as other engineered industrial products.

Description of Business Segments

Industrial

We believe our Industrial business is a leading global supplier of branded hydraulic and mechanical tools to the maintenance, industrial, infrastructure and production automation markets. We design, produce and market our industrial tools primarily through our Enerpac, Simplex, Precision Sure-Lock, Milwaukee Cylinder and TTF brand names.

We believe Enerpac is a leading global supplier of specialized high-force hydraulic industrial tools operating at very high pressures of approximately 5,000 pounds per square inch to 12,000 pounds per square inch. The hydraulic tool line consists of a broad range of products that are generally sold by industrial and specialty fluid power distributors to customers in the infrastructure, mining, steel mill, cement, rail, oil & gas and general maintenance industries. While the majority of its customers are specialty fluid power distributors, Enerpac also works closely with global infrastructure firms to supply products that are used in major infrastructure projects. Enerpac and Simplex products allow users to apply controlled force and motion to increase productivity, reduce labor costs and make work safer and easier to perform. In addition to specialty fluid power distributors and global infrastructure firms, Enerpac maintains customer relationships with leading industrial distributors such as W.W. Grainger, Applied Industrial Technologies and MSC.

We also believe Enerpac is a leading supplier of hydraulic workholding components and systems. Workholding products hold parts in position in metal cutting machine tools during the machining process. The products are marketed through distributors to the machine tool, fixture design and automotive markets.

Enerpac also offers customized hydraulic products and systems that are sold to construction firms or directly to OEM customers. Our product development staff works closely with customers to develop hydraulic solutions for specific industrial or construction applications.

Precision Sure-Lock and TTF maintain leading market positions in the concrete pre- and post-tensioning product markets in the U.S. and Europe, respectively. Products include one-time use and reusable chucks and wedges, stressing jacks, and anchors that are used by concrete tensioning system designers, fabricators and installers. Primary end markets include bridges and infrastructure, residential and commercial construction, railroad and underground mining and tunnels.

Energy

We believe our Energy business is a leading supplier of joint integrity products and services, as well as umbilical, rope and cable solutions, to the global oil & gas, power generation and energy markets under the Hydratight, D.L. Ricci, Morgrip, Cortland, FibronBX and Puget Sound Rope brand names. Joint integrity products include hydraulic torque wrenches, bolt tensioners and portable machining equipment, which are sold to service providers and through distributors, or rented to end users. These products are used in the maintenance of joints on oil rigs, wind turbines, refineries and pipelines as well as fossil fuel and nuclear power plants. We also provide manpower services whereby our employees perform bolting, machining and joint integrity work for customers. We also sell custom engineered umbilicals, cable and high performance synthetic rope to service providers and asset owners, which are used in the maintenance and installation of sub-sea oil & gas production equipment, as well as in oil & gas exploration. Sales and services are provided to customers in emerging markets as well as in the North Sea, Middle East, South America, China, Asia, Gulf of Mexico and Canada. This business maintains strong relationships with a variety of leading oil & gas firms such as Statoil, BJ Services, British Petroleum and Shell.

Electrical

We believe our Electrical business is a leading supplier of a wide array of branded specialized electrical tools and supplies in North America and Europe to electrical wholesale distributors, catalog houses, retail home centers, hardware cooperatives, utilities and the retail marine distribution channel. We design, produce and market our electrical tools and supplies using established brand names such as Acme Electric, Gardner Bender, Marinco, Turner Electric, Kopp and Dresco. Our Electrical business provides thousands of stock keeping units (“SKUs”), many of which are designed and manufactured by us in the United States, Germany and China. The electrical businesses share core competencies in product branding, distribution and channel management, global sourcing and managing the logistics of SKU intensive product lines. The following is a summary of the Electrical segment product lines:

Electrical Tools and Supplies—The Electrical Tools and Supplies product line includes products sold to European and North American retail home centers, hardware cooperatives and the retail automotive aftermarket, supplying thousands of SKUs through a variety of distribution channels. The primary brands utilized in this product line include Gardner Bender, Del City, A.W. Sperry, Calterm, Kopp and Dresco. Customers include North American retailers such as The Home Depot, Lowe’s, Menards, TruServ, Ace Hardware and Wal-Mart and European retailers such as Praktiker (Metro Group), Hagebau/Zeus, Hornbach, Baumax, Praxis, Gamma and Formido. Principal products include the following:

•	Cable ties, staples, fasteners and wire management

•	Wire connectors, solderless terminals and lugs

•	Conduit bending and fishing equipment

•	Electrical hand tools, testers and meters

•	Wall switches, receptacles, socket outlets and surge protectors

•	Electric wire and cable

•	Plugs, sockets and other automotive products

•	Plumbing accessories

•	Bicycle accessories

Harsh Environment Electrical—Principal products of the Harsh Environment Electrical product line include electrical products and systems sold under the Ancor, Marinco, Guest, AFI, Nicro and B.E.P Marine brand names. These products are sold to boat manufacturers such as Chaparral, Mastercraft, Sea Ray and Bayliner, marine retailers such as West Marine and Boaters World, catalog businesses such as Cabelas and Bass Pro Shops and other marine aftermarket distributors. Approximately one-third of Harsh Environment Electrical sales are to non-marine markets, including the outdoor theatrical and event lighting, recreational vehicle, medical, industrial and power generation markets. Customers in these non-marine markets include Applied Materials, Fleetwood and Kohler. The majority of Harsh Environment Electrical’s sales are in North America, with additional revenues being derived in Europe, New Zealand and Australia. Harsh Environment Electrical’s main products include the following:

•	Cable ties and wire management

•	Battery distribution, switches and chargers

•	Electrical receptacles, plugs, switches, and accessories

•	Control panels and digital monitoring systems

•	Electric wire and cable

•	Custom marine dash panels and electrical wiring harnesses

•	Ship-to-shore and heavy duty power cords

Power Transformation—The Power Transformation product line includes a broad range of single-phase, dry type, transformers sold into the low voltage segment of the North American transformer market, as well as custom toroidal transformers and coils. Approximately one-half of these transformer products are sold in the U.S. through a wholesale distribution network of approximately 2,000 electrical distributors, including Affiliated Distributors, IMARK, CED and Rexel, with the balance sold directly to a variety of OEMs such as Siemens, Powerware, Intermatic and General Electric. This product line also provides high voltage switch products to the North American electrical utility market, including air break switches, load break interrupters and accessory equipment. Power Transformation products are sold under the Acme Electric, Amveco and Turner Electric brand names.

Engineered Solutions

We believe our Engineered Solutions business is a leading global designer and manufacturer of customized position and motion control systems and other industrial products for OEMs in a variety of niche markets.

The Vehicle Systems product line within this segment works with its customers to provide customized solutions, primarily in the truck, automotive and specialty vehicle markets. Products include hydraulic cab-tilt and latching systems for heavy-duty trucks, electro-hydraulic automotive convertible top latching and actuation systems, air handling and turbo charger components and systems for the heavy-duty truck market and RV slide-out, leveling and retractable step and cargo tray systems. We believe that the segment’s principal brands, Power Packer, Power Gear, Kwikee and Gits are recognized for their engineering quality, integrated custom design and product line offerings. A summary of the end markets, customers and products follows:

•

Vehicle Systems product line sales include customized position and motion control systems and products for OEMs in the heavy-duty truck market. Primary products include hydraulic cab-tilt and latching systems, actuators used in air handling/turbocharger systems and exhaust gas recovery systems used by diesel engine manufacturers. These products are sold to leading OEMs such as Volvo, Iveco, Scania, Detroit Diesel, Garrett Turbochargers, Holset Engineering, IHI and Borg Warner under the Power Packer, Gits and Yvel brand names. The majority of Vehicle Systems product line sales are in Europe and North America, with a presence in emerging markets including in Brazil, China and other Asian countries.

•

Additionally, Vehicle Systems product line sales include electro-hydraulic automotive convertible top actuation and latching systems. These systems are comprised of sensors, electronic controls, hydraulic cylinders, latches, electric motors and a hydraulic pump. Our convertible top actuation systems are utilized on both retractable soft and hard top vehicles. We are the supplier of the convertible top actuation system on various automotive platforms with OEMs including Daimler, Audi, Volkswagen, Renault, Peugeot, Saab, BMW, Volvo and Nissan. We maintain strong relationships with our customers who are leading convertible top manufacturers such as Wilhelm Karmann GmbH, CTS Dachsysteme, Edscha and Webasto. Approximately 90% of our automotive products are manufactured in Europe.

•

We also sell products under the Power Packer, Power Gear and Kwikee brand names to specialty vehicle markets, principally to the recreational vehicle, defense and off-highway markets. Customers include Winnebago, Oshkosh and BAE Systems.

Other product lines within this segment provide a variety of products and engineered solutions to other niche markets. A summary of these product line offerings, brand names and end markets follows:

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Maxima engineers, manufactures and markets electronic controls, components and instrumentation systems for low-to-medium volume severe-duty applications. Products are sold to the marine, agricultural, off-highway, industrial, specialty vehicle and automotive aftermarket under the Datcon, Stewart Warner and AST brand names.

•	Nielsen Sessions offers a comprehensive line of case, container and industrial hardware. Products include a variety of hinges, latches, handles, caster plates and accessories.

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Acme Aerospace manufactures and sells cell fibrous nickel cadmium batteries, battery chargers, power management systems, power supplies and converters used in a variety of aerospace and defense applications. Such products are sold to aerospace OEMs, military contractors, the U.S. military and commercial airlines.

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B.W. Elliott produces flexible shafts and custom designed push pull cable and coupling assemblies for a variety of end markets including agricultural, aerospace, automotive and other industrial markets.

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Sanlo designs and manufactures custom mechanical cable assembling and value-added wire rope and steel cable for various applications in the aerospace, infrastructure, material handling and security markets.

Our Competitive Strengths

We believe that the following competitive strengths position us to enhance our growth and profitability.

Market leading positions with strong brand names

We believe that we have leading positions and brand names in numerous niche markets in which we compete. We believe our leading market positions are a result of our established product offerings and strong brands, which provide us with significant sustainable competitive advantages, including preferred supplier status with certain of our customers, premium selling prices in many of our product lines and the ability to effectively cross-sell products to our customers.

We believe that our brands include some of the most widely recognized and respected names in the markets we serve. These brand names include Acme Electric, Cortland, D.L. Ricci, Enerpac, Gardner Bender, Gits, Hydratight, Kopp, Maxima, Power Packer, Sanlo, Simplex and Turner. Through these brands, we are able to introduce related products and services to markets that we already serve and broaden our presence with our customers. In our Energy, Industrial and Electrical segments, we believe that our brand names are recognized for reliability, safety and robustness. We believe the brands in our Electrical segment are recognized for ease of use, selection, quality and value, qualities we believe are important to end users in the retail channel in which many of Electrical segment’s products are sold. Similarly, other brands within our Electrical segment are recognized for superior service, quality and technical expertise across a broad range of engineered electrical products. We believe that our Power Packer, Power Gear, Gits, Maxima and Yvel brand names in our Engineered Solutions segment are well respected by OEMs for providing robust technical solutions for position and motion control applications in the markets in which they compete. We believe that our strong brand name products command premium prices and help promote end-user demand in certain markets that we serve.

Diversification across end markets and geographies

We believe that we have achieved a degree of product breadth and end-market and geographic diversity that differentiates us from many of our competitors. We have more than 20,000 customers in a wide array of niche markets, including many customers with whom we have developed longstanding and close relationships. Moreover, our acquisition of new businesses continues to expand our customer base and end markets. We believe that the diversity of our customer base and products coupled with our global reach can help mitigate the effects of downturns in individual product markets. The following charts illustrate the percentage of our net sales by end market and geographic region for the twelve months ended May 31, 2009:

Net Sales by End Market	Net Sales by Region

Cash flow and asset light business model

We have significantly improved our cost structure, operating performance and asset utilization over the past several years. For instance, we outsource the fabrication of components of many of our products and assemble the products to meet either actual orders or lean stocking parameters. In other cases, we design the products and have them manufactured in their entirety by outside vendors. By focusing on design, product assembly and fabrication outsourcing, we seek to reduce our capital needs and fixed costs, which we believe allows us to respond more rapidly to market changes compared to a more vertically integrated company.

Long-term attractive end markets for our products

We believe that the end markets for many of our products will provide long-term growth opportunities. For example, we believe our Energy segment is well positioned to benefit from anticipated future global population growth, the increasing standard of living in emerging markets and the related increases in demand for oil & gas, power generation and corresponding infrastructure needs. In addition, we believe that the long-term growth prospects for the global transportation market, together with increased demand for global materials movement should benefit our Engineered Solutions segment. We also anticipate that increasingly stringent government-imposed emissions standards for on and off highway vehicles will offer an attractive growth market for the emissions products we sell through our Engineered Solutions segment. In addition, we expect economies with rapidly developing infrastructures, such as China, to provide significant growth opportunities.

Design and engineering capabilities

We believe that we have a reputation for design and engineering excellence in key technologies such as hydraulic and mechanical positioning and electronic controls for hydraulic systems. For example, our PC Synchronous Hydraulic Lift system was used in the construction of the Bird’s Nest Stadium for the 2008 Summer Olympics in Beijing, China, and to temporarily lift the Golden Gate Bridge as part of a repair project; our Gits airflow valves and technology are used by global truck OEMs to meet stricter emissions standards; and our high pressure electro-hydraulic system is used in sophisticated convertible top systems for automobiles such as the Mercedes-Benz CLK. Through our advanced proprietary processes, over 600 patents and nearly 300 trademarks (including pending applications), we create products intended to satisfy specific customer needs and to make jobs easier and more efficient for our customers.

Global distribution management

We have established a global network to source and distribute products and components effectively while maintaining our inventory at low levels. We have major distribution warehouses located in North America, Europe and Asia, which serve over 5,000 industrial and electrical customer and distributor locations. We believe that our global infrastructure allows us to better serve our customers and provides the foundation to facilitate further global organic and acquisition expansion initiatives.

Focus on continuous operational improvements

We target operational excellence, continuous cost reduction and asset efficiency initiatives through our LEAD (“Lean Enterprise Across Disciplines”) driven operating culture that focuses on return on assets and operational improvement initiatives. We believe our broad initiatives to adopt lean manufacturing philosophies have generated significant cost reductions and asset efficiency improvements. Over the past few years we have eliminated over 5,000 SKUs and have also improved our inventory turns. In addition, through our current restructuring initiatives, we are focused on providing long term benefits to our cost structure through facility consolidations, accelerated transitioning of assembly and sourcing activities to lower cost countries, business unit and headquarter consolidations and headcount reductions. We believe that our continuous improvement culture provides a framework for future operational benefits.

Our Business Strategy

We intend to maintain our leading market positions and improve our financial performance by:

Pursuing organic growth opportunities by leveraging our strengths

We have operated on a global basis for over 30 years and market products through our global distribution and sales network. We plan to leverage the strength of our brands and our long-standing relationships with key customers to enhance our leading market positions. We believe that our brands are widely recognized in their respective market niches and present opportunities for new product introductions and line extensions. We also believe our oil & gas, power generation and infrastructure offerings present opportunities for geographic expansion into emerging markets whose energy and infrastructure needs are increasing rapidly. We have established sales offices as well as rental and service depots in Brazil, Angola, China, India and other countries to participate in their high growth markets.

We also intend to achieve organic growth by continuing to expand our global presence in strategically advantageous locations. We have cultivated long-standing relationships with leading global OEMs who we believe have selected us as a vendor based on factors such as our proprietary designs, engineering expertise, quality and ability to support our customers in multiple locations around the world. We believe that these relationships provide us with opportunities for growth, particularly as our OEM customers expand into new geographic markets.

Continuing to pursue acquisitions

A component of our growth strategy has been, and will continue to be, to make acquisitions that complement our existing businesses, expand our geographic markets, diversify our customer base and end markets and leverage our existing distribution and logistics channels. We have acquired and successfully integrated 17 businesses since the beginning of 2005 and we will continue to pursue acquisition opportunities that complement our strategy of generating organic growth and augmenting existing business platforms. Every newly acquired business unit participates in our formal integration process, the Acquisition Integration Model, which involves functional teams that leverage both our strengths and the strengths of the acquired business to drive value-creating projects over an initial integration phase that lasts for 100 days.

Driving strong free cash flow through our ROIC-focused business model

We deploy capital based on the expected return on invested capital (“ROIC”). Utilizing our ROIC based business model, we seek to maximize the return on investments we make in both our existing and acquired businesses. Returns can be increased in different ways, including by increasing the profits earned on investment, by decreasing the amount of the investment or a combination of the two. We believe our ROIC focus drives strong free cash flow by emphasizing earnings improvement and effectively deploying capital in our businesses. This philosophy has resulted in a track record of generating annual consolidated free cash flow in excess of net income. To align operating management with this philosophy, our annual incentive compensation plan utilizes performance targets based on year-over-year improvement in earnings, less asset carrying charges. Our goal is to increase each business’ ROIC year-over-year, whether it is a recent acquisition or an established business, to grow our cash flow and deploy it to capitalize on future growth opportunities.

Improving manufacturing and assembly cost structure

We believe a low cost structure will benefit our shareholder returns by allowing us to gain or maintain a competitive advantage in the markets in which we operate, as well as provide strong cash flow to reinvest in organic and acquisition growth opportunities. We recently established a global LEAD office focused on four key areas including low cost country sourcing, operations support, lean tools and training and project management. The continuous improvement tools and processes imbedded within LEAD have become part of our culture. The LEAD office and other LEAD coordinators throughout our businesses, facilitate LEAD events across the globe to identify and eliminate waste and improve productivity. Our China sourcing operation is focused on low cost country sourcing for our businesses. We believe this competency will continue to provide significant material and component savings within our cost structure. Our newly opened Taicang China facility serves as a low cost engineering, manufacturing and assembly operation providing components and end products for both the local Asian market as well as for export. Finally, we continue to add to our shared service centers bringing new acquisitions as well as existing operations into regional information technology, accounts payable, payroll and other back office functions to streamline costs.

Capitalizing on design and engineering expertise

We design highly engineered products, and we believe we have a reputation for engineering excellence in key technologies such as hydraulic and mechanical positioning and electronic controls for hydraulic systems. We are continuously updating and enhancing our product portfolios, many of which are designed in close coordination with our customers. We also seek patent and other protections to reinforce and strengthen our product positions and we strive to apply our existing competencies in new areas. For example, we successfully migrated our hydraulic cab-tilt system technology to our electro-hydraulic convertible top actuation systems and we also apply the same technology in other areas such as medical, agriculture, marine and vehicle actuation systems. In addition, we utilize our technology to capitalize on opportunities provided by changes in laws and regulations. For example, our precision air flow valve technology is used by diesel engine and turbocharger manufacturers to reduce emissions. As emissions standards become more stringent across the globe and across end markets (e.g., commercial truck, off-highway equipment, passenger vehicles, etc.) we are well positioned to help our customers meet these mandated requirements.

Aligning employee incentives with shareholder interests

Our culture is based on the belief that people are a key ingredient to successful execution of business strategies and a driver of financial performance. Our decentralized and entrepreneurial approach to management is based on team-oriented managers who we believe share a strong sense of responsibility and accountability. Substantially all of our U.S.-based employees participate in a structured incentive compensation system based on achievement of definitive performance targets for both our employees’ business units and overall company results. Executive compensation is heavily weighted toward stock ownership, which aligns our management team’s interest with investors’ interests in achieving our strategic goals. As an additional incentive, we also adopted a long-term incentive plan that provides key officers with the opportunity to receive additional cash incentive payments based on the achievement of certain stock price targets during the term of the incentive plan.

Recent Developments

Recent Financial Information

On June 17, 2009, we reported our results of operations for the third fiscal quarter ended May 31, 2009. For further information on our financial results for the fiscal quarter ended May 31, 2009, please see our Quarterly Report on Form 10-Q filed with the SEC on June 22, 2009, which has been incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in this prospectus supplement.

Amendment to Senior Credit Facility

On June 10, 2009, we entered into an amendment to our senior credit facility. The amendment, among other things, provides additional flexibility with respect to financial covenants, while maintaining the current size and maturity of the senior credit facility.

Restructuring Program

We announced a restructuring program during the first quarter of fiscal 2009 in response to the decreasing end market demand for our products. We anticipate the total cost of the restructuring program to be approximately $30 million. The restructuring initiatives are focused on providing long term benefits to our cost structure through facility consolidations, accelerated transitioning of assembly and sourcing activities to lower cost countries, business unit and headquarter consolidations and headcount reductions. These initiatives have resulted in a 21% headcount reduction since the beginning of the fiscal year along with an improved cost alignment based on lower sales volumes. We have incurred $16 million of restructuring charges through the nine months ended May 31, 2009 and anticipate the balance of the restructuring charges to be incurred over the next nine months, including approximately $5 million in the fourth quarter of fiscal 2009.

The Offering

Issuer	Actuant Corporation, a Wisconsin corporation

Class A Common Stock Offered by Us	9,500,000 shares (or 10,925,000 shares if the underwriters’ over-allotment option is exercised in full)

Class A Common Stock Outstanding Immediately Following the Offering	66,278,509 shares (or 67,703,509 shares if the underwriters’ over-allotment option is exercised in full)

Use of Proceeds	We estimate that the net proceeds from this offering will be approximately $108.5 million (or approximately $124.8 million if the over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to repay a portion of the term loan borrowings under our amended senior credit facility and, if the over-allotment option is exercised, the net proceeds in excess of the remaining balance on our term loan borrowings for general corporate purposes. See “Use of Proceeds.”

New York Stock Exchange Symbol for our Class A Common Stock	Our Class A common stock is listed on the New York Stock Exchange under the symbol “ATU.”

The number of shares of Class A common stock that will be outstanding immediately following this offering is based on the number of shares outstanding as of June 15, 2009, excluding shares available for future grant under our equity compensation plans and excluding:

•	5,871,042 shares issuable upon the exercise of outstanding stock options and stock appreciation rights at a weighted average exercise price of $19.90 per share;

•	70,100 shares issuable upon settlement of outstanding restricted stock units; and

•	7,516,890 shares issuable upon conversion of our 2% convertible senior subordinated debentures.

Corporate Information

Our principal executive offices are located at 13000 West Silver Spring Drive, Butler, Wisconsin 53007 and our telephone number is (262) 373-7400. Our website can be found at www.actuant.com. Information on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus.

Risk Factors

Investing in our securities involves risks. Potential investors are urged to read and consider the risk factors relating to an investment in us and the shares as set forth under “Risk Factors” in this prospectus supplement, as well as other information we include or incorporate by reference in this prospectus supplement or the accompanying prospectus.

Summary Historical Financial Data

The following table sets forth certain of our summary financial data. The data as of and for the fiscal years ended August 31, 2006, 2007 and 2008 has been derived from, and should be read together with, our audited consolidated financial statements and the accompanying notes incorporated by reference into this prospectus supplement. The data as of and for the nine months ended May 31, 2008 and 2009 has been derived from our unaudited financial statements incorporated by reference in this prospectus supplement. The summary financial and other data for the nine months ended May 31, 2008 and May 31, 2009 are derived from, and should be read together with, our unaudited condensed consolidated financial statements and the accompanying notes incorporated by reference into this prospectus supplement, which have been prepared on a basis consistent with our annual audited financial statements. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period. The data should be read in conjunction with the financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our annual report on Form 10-K for the year ended August 31, 2008, our quarterly reports on Form 10-Q and our current report on Form 8-K filed with the SEC on June 22, 2009. The results of all businesses acquired during the time periods presented are included in the table from their respective acquisition dates, which impacts the comparability of the data presented in the table. All amounts presented in the table other than per share data are in thousands.

	Year Ended August 31,			Nine Months Ended May 31,
	2006	2007	2008	2008	2009
				(unaudited)	(unaudited)
Operating Data:
Net Sales	$1,201,158	$1,458,748	$1,663,943	$1,259,428	$970,055
Cost of products sold	796,653	974,654	1,089,888	830,783	646,726

Gross profit	404,505	484,094	574,055	428,645	323,329
Selling, administrative and engineering expenses	237,868	282,326	337,396	252,396	215,389
Restructuring charges	4,910	5,395	10,473	10,473	15,799
Impairment charges	—	—	—	—	58,274
Amortization of intangible assets	7,662	10,900	14,837	10,741	15,024

Operating profit	154,065	185,473	211,349	155,035	18,843
Financing costs, net	26,146	33,001	36,409	27,522	31,164
Other expense (income), net	2,070	782	(2,991)	(1,579)	213

Earnings (loss) before income tax expense and minority interest	125,849	151,690	177,931	129,092	(12,534)
Income tax expense (benefit)	33,386	46,781	55,365	40,767	(9,763)
Minority interest, net of income taxes	(125)	(43)	22	24	21

Net earnings (loss)	$92,588	$104,952	$122,544	$88,301	$(2,792)

Basic earnings (loss) per share	1.71	1.92	2.20	1.58	(0.05)
Diluted earnings (loss) per share	1.50	1.69	1.93	1.39	(0.05)
Weighted average common shares outstanding:
Basic	54,261	54,751	55,813	55,766	56,148
Diluted	63,201	63,628	64,833	64,770	56,148

	Year Ended August 31,			Nine Months Ended May 31,
	2006	2007	2008	2008	2009
				(unaudited)	(unaudited)

Balance Sheet Data (at end of period):
Cash and cash equivalents	$25,659	$86,680	$122,549	$91,079	$13,292
Working capital	$126,531	$214,453	$281,341	$252,132	$168,188
Total assets	$1,213,375	$1,500,776	$1,668,382	$1,689,266	$1,600,550
Total debt	$480,252	$561,657	$573,818	$584,911	$607,165
Total shareholders’ equity	$362,965	$499,921	$629,506	$604,502	$607,950

Cash Flow Data:
Net cash provided by operating activities	122,161	177,110	170,097	125,192	97,681
Net cash provided by (used in) investing activities	(146,985)	(189,902)	(140,451)	(128,935)	(250,333)
Net cash provided by financing activities	39,837	72,177	5,039	3,136	50,651
Effect of exchange rules on cash	290	1,636	1,184	5,006	(7,256)

Net increase (decrease) in cash	$15,303	$61,021	$35,869	$4,399	$(109,257)

Other Financial Data:
EBITDA(1)(2)	$179,768	$220,714	$259,049	$189,540	$115,403
Free cash flow(1)	$102,622	$148,156	$151,018	$105,208	$103,366
Depreciation and amortization(3)	$27,773	$35,974	$44,709	$32,926	$96,773
Capital expenditures	$(19,705)	$(31,491)	$(44,407)	$(32,502)	$(15,018)

Reconciliation of Net Earnings (Loss) to EBITDA and Free Cash Flow:
Net earnings (loss) (GAAP measure)	$92,588	$104,952	$122,544	$88,301	$(2,792)
Financing costs, net	26,146	33,001	36,409	27,522	31,164
Income tax expense	33,386	46,781	55,365	40,767	(9,763)
Depreciation & amortization	27,773	35,974	44,709	32,926	96,773
Minority interest, net of income tax	(125)	(43)	22	24	21

EBITDA (Non-GAAP measure)	179,768	220,665	259,049	189,540	115,403
Capital expenditures	(19,705)	(31,491)	(44,407)	(32,502)	(15,018)
Cash interest paid	(23,427)	(28,380)	(34,951)	(22,681)	(25,189)
Cash tax paid	(27,709)	(36,097)	(47,655)	(34,825)	(14,864)
Changes in working capital and other accounts	(6,305)	23,459	18,982	5,676	43,034

Free cash flow (Non-GAAP measure)	$102,622	$148,156	$151,018	$105,208	$103,366

(1)	EBITDA represents net earnings before financing costs, net, income tax expense, depreciation & amortization and minority interest. Free cash flow represents EBITDA (as defined) less capital expenditures, less cash interest and taxes paid and adjusted for the impact of changes in working capital and other cash transactions. EBITDA and free cash flow are not calculations based upon generally accepted accounting principles (GAAP). The amounts included in the EBITDA and free cash flow calculations, however, are derived from amounts included in our consolidated financial statements. EBITDA and free cash flow should not be considered as an alternative to net earnings or operating profit as an indicator of the company’s operating performance, or as an alternative to operating cash flows as a measure of liquidity. We have presented EBITDA and free cash flow because we regularly review these measures of our ability to incur and service debt. In addition, EBITDA is used by many of our investors and lenders, and is presented as a convenience to them. However, the EBITDA and free cash flow measures presented may not always be comparable to similarly titled measures reported by other companies due to differences in the components of the calculation.

(2)	EBITDA includes $4.9 million, $5.4 million and $10.5 million of restructuring charges for the fiscal years ended August 31, 2006, 2007 and 2008, respectively. In addition, EBITDA for the nine months ended May 31, 2008 and 2009, includes restructuring charges of $10.5 million and $16.1 million, respectively.

(3)	Depreciation and amortization for the nine months ended May 31, 2009 includes $58.3 million of non-cash impairment charges.

RISK FACTORS

You should carefully consider the risks described below and the other information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations.

Risks Relating to Our Business

Current worldwide economic conditions have adversely affected our industry, business and results of operations.

In 2008 and 2009, general worldwide economic conditions have experienced a downturn due to the effects of the subprime lending crisis, general credit market crisis, collateral effects on the finance and banking industries, increased energy costs, concerns about inflation, slower economic activity, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns. These conditions make it difficult for our customers, our vendors and us to accurately forecast and plan future business activities, and they have caused U.S. and foreign businesses to slow spending on our products, which delays and lengthens sales cycles. We cannot predict the timing or duration of the current economic slowdown or the timing or strength of a subsequent economic recovery, worldwide, or in the specific end markets we serve. Several of our principal markets including the vehicle, industrial MRO, marine and electrical markets have experienced a significant deterioration due to these economic effects, and as a consequence our business, financial condition and results of operations have been materially and adversely affected. Additionally, our stock price could further decline if investors have concerns that our business, financial condition and results of operations will continue to be negatively impacted by the economic downturn.

Market demand for our products may suffer cyclical declines.

The level of market demand for our products depends on the general economic condition of the markets in which we compete. A portion of our revenues is derived from customers in cyclical industries that have been significantly and adversely affected by the current downward economic cycle, which has resulted in significantly lower demand for products in the affected business segment. For example, we generate sales in the infrastructure, marine, retail electrical DIY, heavy-duty truck, RV, and automotive markets. In particular, the economic downturn has led to significant pressure on numerous industries in the United States and globally, causing a number of our customers to file for bankruptcy or announce significant restructuring actions in the midst of unprecedented declines in production levels and consumer demand. Further declines in consumer demand and production could negatively impact our sales and our ability to collect accounts receivables from our customers. The recent downturn in the global economy has resulted in a material decrease in the demand for our products in a number of these markets. A prolonged downturn or additional deterioration in the conditions in any of these markets, as well as in any of the other industries in which we operate, could adversely affect our businesses. If consumer confidence continues to decline, consumer discretionary spending on RV and automobile purchases and remodeling and other construction projects could be negatively impacted, which would adversely impact our sales to customers in these markets.

Our restructuring program could negatively affect our financial performance.

In response to the deteriorating economic environment, we have recently implemented various restructuring initiatives aimed at reducing our cost structure, including additional facility consolidations and workforce reductions, to improve our operational performance and “right-size” our business and manufacturing processes to the current economic climate. See “Summary—Restructuring Program.” To date in fiscal 2009, we have recorded restructuring charges of $16 million and we expect to record an additional $5 million in our fourth fiscal quarter. Unforeseen events may require additional unanticipated restructuring costs. Although we expect that the elimination of costs, as well as the realization of efficiencies and other benefits related to implementing the program, will offset the restructuring-related costs over time, we may not achieve the net benefits we expect in the near term, or at all.

Our indebtedness could harm our operating flexibility and competitive position.

We have incurred, and we may in the future incur, significant indebtedness in connection with acquisitions. Our strategy includes maintaining a leverage ratio in the range of two to three times Net Debt to EBITDA. We have, and will continue to have, a substantial amount of debt which will continue to require significant interest and principal payments. Our level of debt and the limitations imposed on us by our debt agreements could adversely affect our operating flexibility and put us at a competitive disadvantage. Our substantial debt level may adversely affect our future performance.

Our ability to make scheduled payments of principal of, to pay interest on, or to refinance our indebtedness, and to satisfy our other debt and lease obligations will depend upon our future operating performance and credit market conditions, which will be affected by factors beyond our control. In addition, future borrowings or equity financings may not be available to us on favorable terms or at all for the payment or refinancing of our indebtedness. If we are unable to service our indebtedness, our business, financial condition and results of operations will be materially adversely affected.

Our ability to service our debt obligations would be harmed if we fail to comply with the financial and other covenants in our debt agreements.

Our amended senior credit facility and our other debt agreements contain a number of financial and other restrictive covenants. These covenants could adversely affect us by limiting our financial and operating flexibility as well as our ability to plan for and react to market conditions and to meet our capital needs. Our failure to comply with these covenants could result in events of default which, if not cured or waived, could result in our being required to repay indebtedness before its due date, and we may not have the financial resources or be able to arrange alternative financing to do so. Borrowings under our amended senior credit facility are guaranteed by most of our domestic subsidiaries and are secured by substantially all of our personal property assets and those of our domestic subsidiaries (including intellectual property) and by a pledge of the stock of most of our domestic subsidiaries and certain foreign subsidiaries. If borrowings under our amended senior credit facility were declared or became due and payable immediately as the result of an event of default and we were unable to repay or refinance those borrowings, the lenders could foreclose on the pledged assets and stock. Any event that requires us to repay any of our debt before it is due could require us to borrow additional amounts at unfavorable borrowing terms, cause a significant decrease in our liquidity and impair our ability to pay amounts due on our indebtedness. Moreover, if we are required to repay any of our debt before it becomes due, we may be unable to borrow additional amounts or otherwise obtain the cash necessary to repay that debt, and any failure to pay that debt, when due, could seriously harm our business.

Our businesses operate in highly competitive markets, so we may be forced to cut prices or incur additional costs.

Our businesses generally face substantial competition in each of their respective markets. We may be forced to reduce prices, incur increased costs or lose market share in certain business units. We compete on the basis of product design, quality, availability, performance, customer service and price. Present or future competitors may have greater financial, technical or other resources which could put us at a disadvantage in the affected business or businesses.

Our international operations pose currency and other risks.

Our international operations present special risks, primarily from currency exchange rate fluctuations, exposure to local economic and political conditions, export and import restrictions, controls on repatriation of cash and exposure to local political conditions. In particular, our results of operations have been significantly affected by fluctuations in foreign currency exchange rates, especially the euro and British pound. For example, since nearly half of our revenue is generated in Europe, the appreciation of the U.S. dollar against the euro and British pound in the first and second quarter of fiscal 2009 adversely impacted our results of operations due to the translation of non-U.S. dollar denominated revenues. To the extent that we expand our international presence, these risks from our international operations may increase.

Our growth strategy includes strategic acquisitions. We may not be able to consummate future acquisitions or successfully integrate recent and future acquisitions.

A portion of our growth has been attributed to acquisitions of strategic businesses. We plan to continue making strategic acquisitions to enhance our global market position and broaden our product offerings. Although we have been successful with our acquisition strategies in the past, our ability to successfully execute acquisitions will be impacted by a number of factors, including the availability of financing for acquisitions on terms acceptable to us, our ability to identify acquisition candidates and increased competition for acquisitions, which may increase acquisition costs and affect our ability to consummate acquisitions on favorable terms. The process of integrating acquired businesses into our existing operations may result in unforeseen operating difficulties and may require additional financial resources and attention from management that would otherwise be available for the ongoing development or expansion of our existing operations. Furthermore, even if successfully integrated, the acquired business may not achieve the results we expected or produce expected benefits in the time frame planned. Failure to continue with our acquisition strategy and the successful integration of acquired businesses could have an adverse effect on our business, results of operations, liquidity and financial condition.

The indemnification provisions of acquisition agreements by which we have acquired companies may not fully protect us and may result in unexpected liabilities.

Certain of the acquisition agreements by which we have acquired companies require the former owners to indemnify us against certain liabilities related to the operation of each of their companies before we acquired them. In most of these agreements, however, the liability of the former owners is limited and certain former owners may not be able to meet their indemnification responsibilities. These indemnification provisions may not fully protect us, and as a result we may face unexpected liabilities that adversely affect our profitability and financial position.

Our goodwill and other intangible assets represent a substantial amount of our total assets.

Our total assets reflect substantial intangible assets, primarily goodwill. At May 31, 2009, goodwill and other intangible assets totaled approximately $1,066 million, or about 67% of our total assets. The goodwill results from our acquisitions, representing the excess of cost over the fair value of the net tangible and other identifiable intangible assets we have acquired. At a minimum, we assess annually whether there has been an impairment in the value of our goodwill or indefinite-lived intangible assets. If future operating performance at one or more of our reporting units were to fall below current levels, we could reflect, under current applicable accounting rules, a non-cash charge to operating earnings for goodwill or other intangible asset impairment. Any determination requiring the write-off of a significant portion of goodwill or other intangible assets would negatively affect our financial condition and results of operations. We incurred an impairment charge of $27 million related to our RV product line in the first fiscal quarter of fiscal 2009 and an additional impairment charge of $32 million in the third fiscal quarter of fiscal 2009 related to our harsh environment electrical product line.

We may not be able to realize the anticipated benefits from acquired companies.

We may not be able to realize the anticipated benefits from acquired companies. Achieving those benefits depends on the timely, efficient and successful execution of a number of post-acquisition events, including integrating the acquired business into our company. Factors that could affect our ability to achieve these benefits include:

•	difficulties in integrating and managing personnel, financial reporting and other systems used by the acquired businesses into our company;

•	the failure of acquired businesses to perform in accordance with our expectations;

•	failure to achieve anticipated synergies between our business units and the business units of acquired businesses;

•	the loss of acquired business customers; and

•	the loss of any of the key managers of acquired businesses.

If acquired businesses do not operate as we anticipate, it could materially harm our business, financial condition and results of operations. In addition, acquired businesses may operate in niche markets in which we have little or no experience. Accordingly, we will be highly dependent upon existing managers and employees to manage those businesses, and the loss of any key managers or employees of the acquired business could have a material adverse effect on our business.

Environmental laws and regulations may result in additional costs.

We are subject to federal, state, local and foreign laws and regulations governing public and worker health and safety. Any violations of these laws by us could cause us to incur unanticipated liabilities that could harm our operating results. Pursuant to such laws, governmental authorities have required us to contribute to the cost of investigating or remediating, or to investigate or remediate, third party as well as currently or previously owned and operated sites. In addition, we have provided environmental indemnities in connection with the sale of certain businesses and product lines. Liability as an owner or operator, or as an arranger for the treatment or disposal of hazardous substances, can be joint and several and can be imposed without regard to fault. There is a risk that our costs relating to these matters could be greater than what we currently expect or exceed our insurance coverage, or that additional remediation and compliance obligations could arise which require us to make material expenditures. In particular, more stringent environmental laws, unanticipated remediation requirements or the discovery of previously unknown conditions could materially harm our financial condition and operating results. We are also required to comply with various environmental laws and maintain permits, some of which are subject to discretionary renewal from time to time, for many of our businesses, and our business operations could be restricted if we are unable to renew existing permits or to obtain any additional permits that we may require.

Any loss of key personnel and the inability to attract and retain qualified employees could have a material adverse impact on our operations.

We are dependent on the continued services of key executives such as our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and executives in charge of our segments. We currently do not have employment agreements with most of these or other officers. The departure of key personnel without adequate replacement could severely disrupt our business operations. Additionally, we need qualified managers and skilled employees with technical and manufacturing industry experience to operate our businesses successfully. From time to time there may be shortages of skilled labor which may make it more difficult and expensive for us to attract and retain qualified employees. If we are unable to attract and retain qualified individuals or our costs to do so increase significantly, our operations would be materially and adversely affected.

If our intellectual property protection is inadequate, others may be able to use our technologies and tradenames and thereby reduce our ability to compete, which could have a material adverse effect on us, our financial condition and results of operations.

We regard much of the technology underlying our services and products and the trademarks under which we market our products as proprietary. The steps we take to protect our proprietary technology may be inadequate to prevent misappropriation of our technology, or third parties may develop similar technology independently. We rely on a combination of patents, trademark, copyright and trade secret laws, employee and third-party non-disclosure agreements and other contracts to establish and protect our technology and other intellectual property rights. The agreements may be breached or terminated, and we may not have adequate remedies for any breach, and existing trade secrets, patent and copyright law afford us limited protection. Policing unauthorized use of our intellectual property is difficult. A third party could copy or otherwise obtain and use our products or technology without authorization. Litigation may be necessary for us to defend against claims of infringement or to protect our intellectual property rights and could result in substantial cost to us and diversion of our efforts. Further, we might not prevail in such litigation, which could harm our business.

Our products could infringe on the intellectual property of others, which may cause us to engage in costly litigation and, if we are not successful, could cause us to pay substantial damages and prohibit us from selling our products.

Third parties may assert infringement or other intellectual property claims against us based on their patents or other intellectual property claims, and we may have to pay substantial damages, possibly including treble damages, if it is ultimately determined that our products infringe. We may have to obtain a license to sell our products if it is determined that our products infringe upon another person’s intellectual property. We might be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Even if infringement claims against us are without merit, defending these types of lawsuits takes significant time, may be expensive and may divert management attention from other business concerns.

Large or rapid increases in the costs of raw materials or substantial decreases in their availability could adversely affect our operations.

The primary raw materials that we use include steel, plastic resin, copper, brass, steel wire and rubber. Most of our suppliers are not currently parties to long-term contracts with us. Consequently, we are vulnerable to fluctuations in prices of such raw materials. If market prices for certain materials such as steel, plastic resin and copper rise, it could have a negative effect on our operating results and ability to manufacture our respective products on a timely basis. From time to time we have entered into derivative contracts to hedge our exposure to commodity risk, none of which derivative contracts have been material. Factors such as supply and demand, freight costs and transportation availability, inventory levels, the level of imports and general economic conditions may affect the prices of raw materials that we need. If we experience any significant increases in raw material prices, or if we are unable to pass along any increases in raw material prices to our customers, then our results of operations could be adversely affected. In addition, an increasing portion of our products are sourced from low cost regions. Changes in export laws, taxes and disruptions in transportation routes could adversely impact our results of operations.

Geopolitical unrest and terrorist activities may cause the economic conditions in the U.S. or abroad to deteriorate, which could harm our business.

Terrorist attacks against targets in the U.S. or abroad, rumors or threats of war, other geopolitical activity or trade disruptions may impact our operations or cause general economic conditions in the U.S. and abroad to deteriorate. A prolonged economic slowdown or recession in the U.S. or in other areas of the world could reduce the demand for our products and, therefore, negatively affect our future sales. Any of these events could have a significant impact on our business, financial condition or results of operations.

Risks Relating to the Offering and our Class A Common Stock

The market price for our Class A common stock may be volatile.

The market price of our Class A common stock could fluctuate substantially in the future in response to a number of factors, including those discussed below. The market price of our Class A common stock has in the past fluctuated significantly and is likely to continue to fluctuate significantly. Some of the factors that may cause the price of our Class A common stock to fluctuate include:

•	variations in our and our competitors’ operating results;

•	changes in securities analysts’ estimates of our future performance and the future performance of our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	gains or losses of significant customers;

•	additions or departure of key personnel;

•	events affecting other companies that the market deems comparable to us;

•	general conditions in industries in which we operate;

•	general conditions in the United States and abroad;

•	the presence or absence of short selling of our Class A common stock;

•	future sales of our Class A common stock or debt securities;

•	announcements by us or our competitors of technological improvements or new products; and

•	restructuring actions.

The stock markets in general have experienced substantial price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the trading price of the Class A common stock.

The market price of our Class A common stock could be affected by additional sales of Class A common stock in the public market.

In the future, we may sell additional shares of our Class A common stock to raise capital. In addition, a substantial number of shares of our Class A common stock is reserved for issuance upon the exercise of outstanding stock options and upon conversion of our 2% convertible senior subordinated debentures. As of June 15, 2009, we had 56,778,509 shares of Class A common stock outstanding, excluding shares available for future grant under our equity compensation plans (up to 2,255,837 shares) and excluding 5,871,042 shares issuable upon the exercise of outstanding stock options and stock appreciation rights at a weighted average exercise price of $19.90 per share; 70,100 shares issuable upon settlement of outstanding restricted stock units and 7,516,890 shares issuable upon conversion of our 2% convertible senior subordinated debentures. In addition, the number of shares issuable upon conversion of these debentures may increase pursuant to anti-dilution provisions applicable to the debentures. We cannot predict the effect, if any, that future sales of shares of Class A common stock, including Class A common stock issuable upon the exercise of options or the conversion of the 2% convertible senior subordinated debentures, or the availability of shares of Class A common stock for future sale, will have on the market price of our Class A common stock prevailing from time to time. The issuance and sale of substantial amounts of Class A common stock, or the perception that such issuances and sales may occur, could adversely affect the market price of our Class A common stock and impair our ability to raise capital through the sale of equity securities.

Our 2% convertible senior subordinated debentures are convertible into Class A common stock, at the option of the holders. If the holders convert their debentures into our Class A common stock or if we exercise our right to force conversion of all of the debentures, it would result in the issuance of up to 7,516,890 additional shares of Class A common stock, which would be dilutive to other stockholders and would adversely affect the market price of our Class A common stock, perhaps substantially. This dilutive effect is taken into account in the diluted earnings per share calculation in the consolidated statements of earnings incorporated by reference in this prospectus supplement.

Based on information available to us, we are aware of three institutions that each hold in excess of 5% of our outstanding Class A common stock. We are not able to predict whether or when these institutions will sell substantial amounts of our Class A common stock. Sales of our Class A common stock by these institutions could adversely affect prevailing market prices for our Class A common stock.

You may not receive dividends on the common stock.

Holders of our Class A common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Certain covenants contained in our debt agreements limit the payment of dividends on our Class A common stock. Furthermore, our articles of incorporation permit our board of directors to declare and issue preferred stock with dividend rights that rank prior in right of payment to the Class A common stock without further approval by holders of Class A common stock. See “Description of Capital Stock.” Although we have declared cash dividends on our Class A common stock since fiscal 2005, we are not required to do so and may reduce or choose not to declare additional dividends in the future. This could adversely affect the market price of our Class A common stock.

Some provisions of our articles of incorporation and bylaws and of Wisconsin law may prevent a change in control or adversely affect our shareholders.

Certain provisions of our articles of incorporation and bylaws and of the Wisconsin Business Corporation Law may discourage, delay or prevent a change in control that shareholders may consider favorable. Certain provisions of our articles of incorporation and bylaws and of the Wisconsin Business Corporation Law may discourage transactions that otherwise could provide for payment of a premium over the prevailing market price of our Class A common stock and also may limit the price that investors are willing to pay in the future for shares of our Class A common stock.

For example, our articles of incorporation and bylaws:

•	do not provide for cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of our Class A common stock to elect some directors;

•

while currently not implemented, permit us to classify the board of directors into two or three classes serving staggered two or three-year terms, respectively, which may lengthen the time required to gain control of our board of directors;

•

require super-majority voting to effect amendments to provisions of our articles of incorporation and bylaws or to approve or adopt a merger or consolidation of us, or approve or adopt a sale or exchange of all or substantially all of our assets;

•	establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by shareholders at a shareholder meeting; and

•	allow the board of directors to issue shares of Class B common stock (which would then have the right to elect a majority of the directors) and to issue and determine the terms of preferred stock.

In addition, certain sections of the Wisconsin Business Corporation Law may discourage, delay or prevent a change in control by:

•	limiting the voting power of certain shareholders exercising 20% or more of our voting power,

•	prohibiting us from engaging in certain business combinations with any interested stockholder, or

•	requiring a super-majority vote for any business combination that does not meet certain fair price standards.

Any issuance of preferred stock or Class B common stock could adversely affect the holders of our Class A common stock.

Our board of directors is authorized to issue shares of preferred stock or Class B common stock without any action on the part of our shareholders. Our board of directors also has the power, without shareholder approval, to set specified terms of any series of preferred stock, including dividend rates, votes per share, redemption prices and amounts payable in the event of our dissolution, liquidation or winding up. Any preferred stock that we issue may have a preference over our Class A common stock with respect to the payment of dividends and upon our liquidation, dissolution or winding up and the holders of the preferred stock would be entitled to vote as a single class with the holders of our Class A common stock in the election of directors. As a result, our board of directors could issue preferred stock with dividend, liquidation and voting rights and with other terms that could adversely affect the interests of the holders of our Class A common stock. If any shares of Class B common stock are issued, our articles of incorporation provide that the Class B common shareholders, voting as a separate class, would be entitled to elect a majority of our board of directors, while the holders of our Class A common stock, voting as a single class with the holders of any outstanding preferred stock, would be entitled to elect a minority of our board of directors. As a result, the issuance of any Class B common stock would adversely affect the voting rights of holders of our Class A common stock. We do not currently intend to issue any preferred stock or Class B common stock.

Persons holding our Class A common stock could have the voting power of their shares of Class A common stock on all matters significantly reduced under Wisconsin anti-takeover statutes, if the person holds in excess of 20% of the voting power in the election of directors.

Under the Wisconsin Business Corporation Law, if a person holds voting power of our company in excess of 20% of the voting power in the election of directors, then that person’s voting power is limited (in voting on any matter) to 10% of the full voting power of such excess shares, unless full voting rights have been restored to that person at a special meeting of the shareholders, certain other statutory exceptions are met or our board of directors specifies otherwise. A person’s Class A common stock holdings as well as any shares issuable upon conversion of convertible securities or the exercise of options or warrants owned by that person are included in calculating such person’s voting power. Therefore, any shares issuable to a holder of our 2% convertible senior subordinated debentures, will be included in determining whether such holder holds more than 20% of our voting power. If a holder of Class A common stock holds more than 20% of our outstanding Class A common stock, after taking into account any shares of Class A common stock that the holder would receive upon the exercise or conversion of outstanding options, warrants or 2% convertible senior subordinated debentures, then the holder’s voting power could be significantly reduced under Wisconsin anti-takeover statutes.

FORWARD LOOKING STATEMENTS

The information included or incorporated by reference in this prospectus supplement and the accompanying prospectus contains certain statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, our liquidity, our industry, our beliefs and management’s assumptions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding expected financial results and other planned events, including but not limited to, anticipated liquidity and capital expenditures. Words such as “anticipate,” “assume,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “plan,” “project,” “seek,” “should,” “target,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual future events or results may differ materially from these statements.

In addition to the assumptions and other factors referred to specifically in connection with such statements, the following is a list of factors, among others, that could cause actual results or events to differ materially from those contemplated by such forward-looking statements:

•	the duration or severity of the current worldwide economic downturn or the timing or strength of a subsequent recovery;

•	the realization of anticipated cost savings from restructuring activities and cost reduction efforts;

•	market conditions in the industrial, production automation, oil & gas, energy, power generation, marine infrastructure, vehicle and retail electrical DIY industries;

•	successful integration of acquisitions and related restructurings;

•	operating margin risk due to competitive pricing, operating efficiencies and material and conversion cost increases;

•	foreign currency risk, interest rate risk and commodity risk;

•	supply chain and industry trends, including changes in purchasing and other business practices by customers;

•	our substantial indebtedness, ability to comply with financial and other covenants in our debt agreements and current credit market conditions;

•	increased competition within the markets we serve and market acceptance of existing and new products;

•	regulatory and legal developments (including the impact of current and future laws);

•	our ability to access capital markets;

•	the levels of future sales, profits and cash flows we achieve;

•	other factors described under “Risk Factors” in this prospectus supplement and the accompanying prospectus.

These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should, therefore, be considered in light of various factors, including those set forth in this prospectus supplement and the accompanying prospectus under “Risk Factors.” Moreover, we caution you not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date on which such statements were made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our Class A common stock in this offering will be approximately $108.5 million (or approximately $124.8 million if the over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to repay a portion of the $114 million term loan borrowings outstanding under our amended senior credit facility and, if the over-allotment option is exercised, the net proceeds in excess of the remaining balance on our term loan borrowings for general corporate purposes. The term loan borrowings under our amended senior credit facility bear interest at LIBOR plus 375 basis points through November 30, 2009, with subsequent increases or decreases based on our actual leverage ratio. Under the amended senior credit facility, we are required to repay the term loan in quarterly installments, including payments of $10 million on the last day of each calendar quarter through December 31, 2010, $10.9 million on March 31, 2011, June 30, 2011 and September 30, 2011, respectively, and the remaining balance of the term loan on November 10, 2011.

Affiliates of certain of the underwriters are lenders under the amended senior credit facility and will receive a portion of the net proceeds from this offering, which are being applied to repay term loan borrowings. See “Underwriting.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of May 31, 2009:

•	on an actual basis; and

•

on an as adjusted basis to give effect to this offering, after deducting the underwriting discounts and commissions and offering expenses payable by us (assuming no exercise of the underwriters’ option to purchase an additional 1,425,000 shares of our Class A common stock) and after the application of the estimated net proceeds in the manner described under “Use of Proceeds” in this prospectus supplement.

This table should be read together with “Summary–Summary Historical Financial Data,” “Use of Proceeds” and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Form 10-K and Forms 10-Q, our current report on Form 8-K filed with the SEC on June 22, 2009 and our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement. See “Where You Can Find More Information” in this prospectus supplement.

	As of May 31, 2009
	Actual	As adjusted
	(dollars in thousands) (unaudited)
Cash and cash equivalents	$13,292	$13,292

Total debt (including current portion)(1):
Senior credit facility(2):
Revolving credit facility	78,509	78,509
Term loan	113,562	5,092
Commercial paper	15,883	15,883
6.875% senior notes	249,211	249,211
2% convertible senior subordinated debentures(3)	150,000	150,000

Total debt	607,165	498,695
Total shareholders’ equity	607,950	716,420

Total capitalization	$1,215,115	$1,215,115

(1)	In addition to the components of total debt described above that are reflected on our balance sheet, we are a party to an accounts receivable securitization arrangement. Trade receivables sold and being serviced by us were $39.5 million and $52.9 million at May 31, 2009 and August 31, 2008, respectively. If we were to discontinue or not extend this program, we would have been required to borrow approximately $39.5 million at May 31, 2009 to finance the increase in working capital. Total capacity under the program, which matures in September 2009, is $60 million.

(2)	Consists of a $400 million revolving credit facility and a $115 million term loan facility.

(3)	Holders of the 2% convertible senior subordinated debentures have the option to put the debentures back to us for cash at face value plus accrued but unpaid interest on November 15, 2010. In addition, we have the right to force the conversion of all or a part of the 2% convertible senior subordinated debentures after November 20, 2010. The debentures are convertible into shares of our Class A common stock at a conversion rate of 50.1126 shares per $1,000 of principal amount, which equals a conversion price of approximately $19.96 per share (subject to adjustment).

PRICE RANGE OF CLASS A COMMON STOCK

Our Class A common stock is traded on the New York Stock Exchange under the symbol “ATU.” The following table sets forth the high and low sales prices of the Class A common stock for the periods indicated:

	Period	High	Low
2009	June 1, 2009 to June 23, 2009	$15.53	$11.83
	March 1, 2009 to May 31, 2009	13.43	7.02
	December 1, 2008 to February 28, 2009	20.18	9.92
	September 1, 2008 to November 30, 2008	34.10	13.69

2008	June 1, 2008 to August 31, 2008	$37.15	$28.28
	March 1, 2008 to May 31, 2008	36.73	26.18
	December 1, 2007 to February 29, 2008	35.12	24.25
	September 1, 2007 to November 30, 2007	35.09	28.07

2007	June 1, 2007 to August 31, 2007	$33.93	$27.25
	March 1, 2007 to May 31, 2007	27.82	24.14
	December 1, 2006 to February 28, 2007	27.43	22.86
	September 1, 2006 to November 30, 2006	27.57	21.33

As of June 15, 2009, there were 1,914 registered holders of record of our Class A common stock. A substantially greater number of holders of our Class A common stock are beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

The last reported sale price of our Class A common stock on June 23, 2009 was $12.53 per share.

In fiscal 2008, we declared a dividend of $0.04 per common share payable on October 15, 2008 to shareholders of record on September 30, 2008. In fiscal 2007, we declared a dividend of $0.04 per common share payable on October 15, 2007 to shareholders of record on September 28, 2007.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of (i) 84,000,000 shares of Class A common stock, $.20 par value, of which 56,778,509 shares were issued and outstanding as of June 15, 2009, (ii) 1,500,000 shares of Class B common stock, $.20 par value, none of which were issued and outstanding and (iii) 160,000 shares of Cumulative Preferred Stock, $1.00 par value, none of which have been issued.

The following is a summary of selected provisions of our Restated Articles of Incorporation, as amended (the “Articles”), our Amended and Restated Bylaws, as amended (the “Bylaws”) and of the Wisconsin Business Corporation Law (the “WBCL”). This summary is not complete and is subject to, and qualified in its entirety by reference to, the WBCL and our Articles and the Bylaws, copies of which have been incorporated by reference as exhibits to our Annual Report on Form 10-K for the year ended August 31, 2008 and may be obtained as described under “Where You Can Find More Information” in this prospectus supplement.

After the offering, we will have 3,426,390 shares of authorized but unissued and unreserved Class A common stock (or 2,001,390 shares if the underwriters’ over-allotment option is exercised in full). We cannot increase the number of authorized shares of Class A common stock without amending the Articles, which requires the affirmative vote of two-thirds of all shares entitled to vote thereon. If we seek an amendment to our Articles to increase the number of authorized shares and our shareholders do not approve the amendment, we may not have enough authorized but unissued shares to complete additional offerings of Class A common stock and to make awards under our equity compensation plans, which could adversely affect our ability to raise capital and retain key employees through the grant of equity incentives.

Common stock

The rights and preferences of shares of Class A common stock and Class B common stock are identical, except as to voting power with respect to the election of directors and except that shares of Class B common stock are entitled to conversion rights as described below. No shares of Class B common stock are outstanding. All previously outstanding shares of Class B common stock were converted into shares of Class A common stock over a decade ago.

On all matters other than the election of directors, the holders of Class A common stock and Class B common stock possess equal voting power of one vote per share and vote together as a single class (unless otherwise required by the WBCL). In the election of the board of directors, the holders of Class A common stock, voting together as a single class with the holders of any outstanding preferred stock which has voting power, are entitled to elect a “maximum minority” of the number of directors to be elected. As a result of this “maximum minority” provision, the holders of the Class B common stock, voting as a separate class, are entitled to elect the balance of the directors, constituting a “minimum majority” of the number of directors to be elected. If an even number of directors is to be elected, the holders of Class B common stock will be entitled to elect two more directors than the holders of Class A common stock and any preferred stock having voting power; if the number of directors to be elected is an odd number, the holders of Class B common stock will be entitled to elect one more director than the holders of Class A common stock and any preferred stock having voting power. In the event there are no shares of Class B common stock outstanding, holders of Class A common stock, voting together as a single class with holders of any outstanding preferred stock having voting power, shall elect all of the directors to be elected. A director, once elected and duly qualified, may be removed only by the requisite affirmative vote of the holders of that class of capital stock by which such director was elected.

Holders of shares of Class A common stock and Class B common stock are ratably entitled to such dividends as our board of directors may declare out of funds legally available therefore, except as described below in the case of stock dividends. If we were to issue any of our authorized preferred stock, no dividends could be paid or set apart for payment on shares of common stock, unless paid in common stock, until full cumulative dividends accrued on all of the issued and outstanding shares of preferred stock had been paid or set apart for payment. Certain covenants contained in our debt agreements limit, and provisions of the Articles for the benefit of any preferred stock that may be issued from time to time could have the direct or indirect effect of limiting, the payment of dividends or other distributions on (and purchases of) the common stock. Stock dividends on Class A common stock may be paid only in shares of Class A common stock and stock dividends on Class B common stock may be paid only in shares of Class B common stock.

In the event that we issue any shares of Class B common stock, any holder of shares of Class B common stock may convert any or all of those shares into Class A common stock on a share-for-share basis. If we issue any shares of Class B common stock and the number of outstanding shares of Class B common stock is reduced to less than 500,000 shares, adjusted to reflect any stock splits, stock dividends or similar transactions, all of the outstanding shares of Class B common stock will be automatically converted into Class A common stock on a share-for-share basis. Holders of Class A common stock do not have any conversion rights. In the event of our dissolution or liquidation, the holders of both Class A common stock and Class B common stock are entitled to share ratably in all of our assets remaining after payment of our liabilities and satisfaction of the rights of any series of preferred stock which may be outstanding. There are no redemption or sinking fund provisions with respect to the common stock.

Under the WBCL, when we receive the consideration for which our board of directors authorized the issuance of shares, the shares issued for that consideration are fully paid and nonassessable. Former Section 180.0622(2)(b) of the WBCL imposed personal liability on shareholders of Wisconsin corporations for debts owed to employees for services performed, but not exceeding six months service in any one case. Pursuant to 2005 Wisconsin Act 474, Section 180.0622(2)(b) of the WBCL was repealed effective June 14, 2006 and is not applicable to obligations incurred by us on or after such date.

The Class A common stock is listed on the New York Stock Exchange. National City Bank, Cleveland, Ohio, serves as the transfer agent for the Class A common stock.

Preferred stock

The preferred stock may be issued in one or more series providing for such designations, preferences, relative rights, dividend rates, voting, liquidation, redemption, and conversion rights, and such other terms and conditions as the board of directors may determine and which shall be stated in the resolution providing for the designation and issue of such series, subject to the limitations described below, without further approval by holders of common stock. If any shares of Class B common stock are outstanding, any voting rights conferred on holders of preferred stock would be limited, with respect to the election of directors, to the power to vote together with holders of Class A common stock in electing a “maximum minority” of the board of directors, as described under “Common stock” above.

If we issue any shares of preferred stock, we would be permitted to pay dividends or make other distributions upon the common stock (except for distributions payable in shares of common stock) only after paying or setting apart funds for payment of current dividends and any accrued but unpaid dividends upon the outstanding preferred stock, at the rate or rates designated for each series of outstanding preferred stock. Dividends on the preferred stock are cumulative, so that if at any time the full amount of all dividends accrued on the preferred stock is not paid, the deficiency must be paid before any dividends or other distributions are paid or set apart on the common stock, other than dividends or distributions paid in common stock.

In the event of our voluntary or involuntary liquidation, the holders of any outstanding preferred stock would be entitled to receive all accrued dividends on the preferred stock and the liquidation amount specified for each series of preferred stock before any amount may be distributed to holders of the common stock. Under the Articles, each series of preferred stock will, with respect to dividend rights and rights on liquidation, rank prior in right of payment to the common stock and on a parity in right of payment with each other series of preferred stock.

Under the Articles, all shares of preferred stock shall be identical except as to the following relative rights and preferences, as to which our board of directors may establish variations between different series not inconsistent with other provisions in the Articles: (i) the dividend rate, (ii) the price at and terms and conditions on which shares may be redeemed, (iii) the amount payable upon shares in the event of voluntary or involuntary liquidation, (iv) sinking fund provisions for the redemption or purchase of shares, (v) the terms and conditions on which shares may be converted into common stock, if the shares of any series are issued with the privilege of conversion and (vi) voting rights, if any, subject to the provisions regarding voting rights summarized herein.

General

The Articles provide that the affirmative vote of two-thirds of all shares entitled to vote thereon (and/or of each class which shall be entitled to vote thereon as a class) is required in order to constitute shareholder approval or adoption of a merger, consolidation, or liquidation of the Company, sale, lease, exchange or other disposition of all or substantially all of its assets, amendment of the Articles or the Bylaws, or removal of a director.

Our board of directors are currently elected to serve one-year terms. The Articles provide that the Bylaws (which may be amended by our board of directors or by the shareholders) may provide for the division of our board of directors into two or three classes of directors and for the terms and manner of election not inconsistent with the applicable provisions of the WBCL. If that occurs and any shares of Class B common stock are outstanding, each class of directors will contain as nearly as possible an equal number of directors elected by the holders of shares of Class A common stock and any outstanding preferred stock, voting as a single class, and will also contain as nearly as possible an equal number of directors elected by holders of Class B common stock, subject to the right of the holders of the shares of Class B common stock to elect the minimum majority of the directors as described above.

Holders of our capital stock do not have preemptive or other subscription rights to purchase or subscribe for unissued stock or our other securities.

Certain statutory provisions

Wisconsin law, under which we are incorporated, contains certain provisions that may be important when considering the rights of holders of our capital stock. The description set forth below is intended as a summary only. For complete information, please review the applicable provisions of the WBCL.

Business combination statute

Sections 180.1140 to 180.1144 of the WBCL regulate a broad range of business combinations between a resident domestic corporation and an “interested stockholder.” A “business combination” is defined to include any of the following transactions:

•	a merger or share exchange,

•

a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to 5% or more of the aggregate market value of the stock or assets of the company or 10% of its earning power or income,

•	the issuance or transfer of stock or rights to purchase stock with a market value equal to 5% or more of the outstanding stock,

•	the adoption of a plan of liquidation or dissolution,

•

any reclassification of securities or recapitalization of the resident domestic corporation, or any other transaction, if the effect is to increase the proportionate share of its securities owned by the interested stockholder, and

•

receipt by an interested stockholder of the benefit of a loan, advance, guarantee, pledge or other financial assistance provided by or through the corporation or its subsidiary, unless the benefit is received proportionately by all shareholders.

A “resident domestic corporation” is defined to mean a Wisconsin corporation that has a class of voting stock that is registered or traded on a national securities exchange or that is registered under Section 12(g) of the Exchange Act and that, as of the relevant date, satisfies any of the following: (i) its principal offices are located in Wisconsin, (ii) it has significant business operations located in Wisconsin, (iii) more than 10% of the holders of record of its shares are residents of Wisconsin or (iv) more than 10% of its shares are held of record by residents of Wisconsin. We are currently a resident domestic corporation for purposes of these statutory provisions.

An “interested stockholder” is defined to mean a person who beneficially owns, directly or indirectly, at least 10% of the voting power of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned at least 10% of the voting power of the then outstanding voting stock within the last three years.

Under this law, we cannot engage in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless our board of directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested stockholder before the acquisition. We may engage in a business combination with an interested stockholder after the expiration of the three-year period with respect to that stockholder only if one or more of the following conditions is satisfied: (i) our board of directors approved the acquisition of the stock before the date on which the stockholder acquired the shares, (ii) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder or (iii) the consideration to be received by stockholders meets certain fair price requirements of the statute with respect to form and amount.

Fair price statute

The WBCL also provides, in Sections 180.1130 to 180.1133, that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a “significant shareholder” and a resident domestic corporation, such as us, require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A “significant shareholder” for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the corporation, or is an affiliate of the corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years. Any business combination to which the statute applies must be approved by 80% of the voting power of the corporation’s stock and at least two-thirds of the voting power of the corporation’s stock not beneficially held by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless (a) the aggregate value of the per share consideration is equal to the highest of:

•

the highest per share price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination,

•

the market value per share of the corporation’s shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is highest, or

•	the highest preferential amount per share in a liquidation or dissolution to which holders of the shares would be entitled, and

(b) the significant shareholder offers either cash or the same form of consideration used by the significant shareholder to acquire the largest number of shares it acquired.

Control share voting restrictions

Under Section 180.1150 of the WBCL, unless otherwise provided in the articles of incorporation or otherwise specified by the board of directors, the voting power of shares of a resident domestic corporation held by any person, or group of persons acting together, including shares issuable upon conversion of convertible securities or upon exercise of options or warrants, in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, shares acquired before April 22, 1986, shares acquired in certain specified transactions, or shares acquired in a transaction in which the corporation’s shareholders have approved restoration of the full voting power of the otherwise restricted shares. We have not currently opted out of these control share voting restrictions.

Defensive action restrictions

Section 180.1134 of the WBCL provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote on the proposal is required before the corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the corporation to do either of the following: (i) acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares and all securities which may be converted into voting shares or (ii) sell or option assets of the corporation which amount to 10% or more of the market value of the corporation, unless the corporation has at least three directors who are not officers or employees and a majority of the directors who are not officers or employees vote not to have this provision apply to the corporation.

Constituency or stakeholder provision

Under Section 180.0827 of the WBCL, in discharging his or her duties to us and in determining what he or she believes to be in our best interests, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which we operate and any other factors that the director or officer considers pertinent.

These provisions of the WBCL, the ability to issue additional shares of common stock and preferred stock without further shareholder approval (except as required under New York Stock Exchange corporate governance standards), and certain other provisions of the Articles (discussed above) could have the effect, among others, of discouraging take-over proposals for us, delaying or preventing a change in control of us, or impeding a business combination between us and any of our major shareholders.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common stock as of the date hereof to non-U.S. holders (as defined below) that acquire our Class A common stock for cash pursuant to this offer. The summary is based on the Internal Revenue Code of 1986, as amended (the Code), Treasury Regulations, judicial decisions, published positions of the Internal Revenue Service (IRS), and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion does not address all of the tax consequences that may be relevant to a particular person or to persons subject to special treatment under U.S. federal income tax laws (such as financial institutions, broker-dealers, insurance companies, regulated investment companies, real estate investment trusts, cooperatives, traders in securities who elect to apply a mark-to-market method of accounting, expatriates, tax-exempt organizations, or persons that are, or hold our Class A common stock through, partnerships or other pass-through entities), or to persons who hold our Class A common stock as part of a straddle, hedge, conversion, synthetic security, or constructive sale transaction for U.S. federal income tax purposes, or who acquire our Class A common stock through the exercise of an option or otherwise as compensation, all of whom may be subject to tax rules that differ from those summarized below. In addition, this discussion does not address the consequences of the alternative minimum tax, or any state, local or foreign tax consequences or any tax consequences other than U.S. federal income tax consequences. This summary deals only with persons who hold our Class A common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). No IRS ruling has been or will be sought regarding any matter discussed herein. Holders are urged to consult their tax advisors as to the particular U.S. federal tax consequences to them of the acquisition, ownership and disposition of our Class A common stock, as well as the effects of state, local and non-U.S. tax laws.

For purposes of this summary, a “U.S. holder” means a beneficial owner of our Class A common stock (as determined for U.S. federal income tax purposes) that is, or is treated as, a citizen or individual resident of the United States, a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect to be treated as a U.S. person. A “non-U.S. holder” means any beneficial owner (other than a partnership or other pass-through entity for U.S. federal income tax purposes) that is not a “U.S. holder.”

If a partnership (including any entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) is a holder of our Class A common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of such partnership. Partners and partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

Distributions

Distributions on Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent such distributions are made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. We will be required to withhold U.S. federal withholding tax at a rate of 30% (or at a lower rate under an applicable income tax treaty that allows for a reduced rate of withholding, provided that we have received proper certification that the non-U.S. holder is eligible for the reduced rate under such income tax treaty) from the gross amount of the dividends paid to a non-U.S. holder unless such dividends are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, in the case of certain tax treaties, are attributable to a permanent establishment or fixed base within the United States) and the non-U.S. holder complies with applicable certification and disclosure requirements, as described below.

Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, in the case of certain tax treaties, are attributable to a permanent establishment or fixed base within the United States) are not subject to the U.S. federal withholding tax, but, unless otherwise provided in an applicable income tax treaty, are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty.

Dispositions

Subject to the discussion below regarding information reporting and backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income taxation with respect to gain realized on the sale, exchange or other disposition of our Class A common stock, unless:

(1) the non-U.S. holder holds our Class A common stock in connection with the conduct of a U.S. trade or business (and, in the case of certain tax treaties, the gain is attributable to a permanent establishment or fixed base within the United States); or

(2) in the case of an individual, such individual is present in the United States for 183 days or more during the taxable year in which the gain is realized and certain other conditions are met; or

(3) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes, and such non-U.S. holder held more than 5 percent of our Class A common stock at any time during the shorter of the five-year period ending on the date of disposition or the period that such non-U.S. holder held our Class A common stock.

An individual non-U.S. holder described in (1) immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in (2) immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under (1) immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe that we are not, and we do not anticipate that we will become, a U.S. real property holding corporation.

Information reporting and backup withholding

A non-U.S. holder not subject to U.S. income tax may nonetheless be subject to backup withholding and information reporting with respect distributions on our Class A common stock, and with respect to amounts realized on the disposition of our Class A common stock within the United States or through certain United States-related financial intermediaries, unless (except as described below) the non-U.S. holder provides the withholding agent with the applicable IRS Form W-8 (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or otherwise establishes an exemption. Non-U.S. holders should consult their tax advisors as to their qualifications for an exemption for backup withholding and the procedure for obtaining such an exemption. In general, we must report to the IRS and to each non-U.S. holder the dividends paid to such non-U.S. holder and the tax, if any, withheld with respect to such dividends. Copies of the information or returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, if the required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their tax advisors regarding the information reporting and backup withholding rules to them.

UNDERWRITING

We are offering the shares of Class A common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities Inc.	3,800,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,425,000
UBS Securities LLC	1,425,000
Wachovia Capital Markets, LLC	1,425,000
BMO Capital Markets Corp.	475,000
KeyBanc Capital Markets Inc.	475,000
RBC Capital Markets Corporation	475,000

Total	9,500,000

The underwriters are committed to purchase all of the shares of Class A common stock offered by us in this offering if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-allotment option

The underwriters have an option to buy up to 1,425,000 additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares of our Class A common stock are purchased with this over-allotment option, the underwriters will purchase shares of our Class A common stock in approximately the same proportion as shown in the table above. If any additional shares of our Class A common stock are purchased, the underwriters will offer the additional shares of our Class A common stock on the same terms as those on which the shares are being offered.

Commissions and discounts

The underwriting discount is equal to the public offering price per share of our Class A common stock less the amount paid by the underwriters to us per share of our Class A common stock. The following table shows the per share and total underwriting discounts to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our Class A common stock.

	Without over- allotment exercise	With full over- allotment exercise
Per share	$0.54	$0.54
Total	$5,130,000	$5,899,500

We estimate that the total expenses of this offering, including registration, filing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $400,000.

Electronic offer, sale and distribution of securities

A prospectus supplement in electronic format may be made available on the websites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares of our Class A common stock for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

No sale of similar securities

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock, or (ii) enter into any swap or other arrangement that transfers all or a portion any of the economic consequences associated with the ownership of any shares of Class A common stock (regardless of whether any of these transactions are to be settled by the delivery of shares of Class A common stock, or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 90 days after the date of this prospectus supplement, other than the (A) shares of Class A common stock sold pursuant to this offering, (B) any shares of Class A common stock issued upon the exercise of options granted under our stock-based compensation plans existing as of the date of this prospectus supplement, (C) any shares of Class A common stock issuable pursuant to any of our equity compensation or other benefit plans existing as of the date of this prospectus supplement and (D) any shares of Class A common stock issuable upon conversion of our 2% convertible senior subordinated debentures.

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock (including, without limitation, Class A common stock which may be deemed to be beneficially owned by such directors and executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in each case other than (A) the shares to be sold by such person in this offering, (B) transfers of shares of Class A common stock as a bona fide gift or gifts or transfers of shares of Class A common stock to any trust or similar estate planning vehicle for the direct or indirect benefit of the undersigned and/or the immediate family of the undersigned, provided that any such transfer shall not involve a disposition for value, (C) distributions of shares of Class A common stock to members or stockholders of such person, (D) the exercise of outstanding stock options effected by means of net share settlement or by the delivery to us of shares of Class A common stock held by such person and (E) satisfaction of withholding tax obligations with respect to the vesting or exercise of outstanding equity awards effected by means of share withholding or delivery to us of shares of Class A common stock held by such person; provided that in the case of any transfer or distribution pursuant to clause (B) or (C), each donee or distributee shall execute and deliver to J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated a lock-up letter in the form of this paragraph; and provided, further, that in the case of any transfer or distribution pursuant to clause (B) or (C), no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 90-day period referred to above).

The Class A common stock is listed on the New York Stock Exchange under the symbol “ATU.”

Price stabilization and short positions

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of our Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares of our Class A common stock than they are required to purchase in this offering, and purchasing shares of our Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase our Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock, and, as a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Foreign jurisdictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus supplement may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the J.P. Morgan Securities Inc., for any such offer; or

•	in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This prospectus supplement and accompanying prospectus as well as any other material relating to the shares of Class A common stock which are the subject of the offering contemplated by this prospectus supplement and accompanying prospectus do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares of Class A common stock offered by this prospectus supplement and accompanying prospectus will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to these shares of Class A common stock, including, but not limited to, this prospectus supplement and accompanying prospectus, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

The shares of Class A common stock offered by this prospectus supplement and accompanying prospectus are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase these shares of Class A common stock with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

This prospectus supplement and accompanying prospectus as well as any other material relating to the shares of Class A common stock offered by this prospectus supplement and accompanying prospectus is personal and confidential and do not constitute an offer to any other person. This prospectus supplement and accompanying prospectus may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

This prospectus supplement and accompanying prospectus relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This prospectus supplement and accompanying prospectus is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares of Class A common stock which are the subject of the offering contemplated by this prospectus supplement and accompanying prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of these shares of Class A common stock offered should conduct their own due diligence on these shares of Class A common stock. If you do not understand the contents of this prospectus supplement and accompanying prospectus you should consult an authorized financial adviser.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is the administrative agent and a lender under our amended senior credit facility and Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, is a lender under our amended senior credit facility; and certain affiliates of the other underwriters are lenders under our amended senior credit facility. The proceeds from this offering will be used to repay term loan borrowings under our amended senior credit facility. Accordingly, because more than 10% of the net proceeds from this offering will be paid to affiliates of the underwriters, this offering is being made in compliance with Rule 5110(h) of the Financial Industry Regulatory Authority (“FINRA”) rules. See “Use of Proceeds.”

LEGAL MATTERS

The validity of the Class A common stock offered hereby will be passed upon for us by McDermott Will & Emery LLP, Chicago, Illinois, and Quarles & Brady LLP, Milwaukee, Wisconsin, as to matters of Wisconsin law. Our corporate secretary, Helen R. Friedli, is a partner of McDermott Will & Emery LLP. Certain legal matters related to the offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The financial statements incorporated in this prospectus supplement by reference to our Current Report on Form 8-K dated June 22, 2009 and the financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended August 31, 2008 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

Actuant Corporation

Debt Securities

Warrants

Stock Purchase Contracts

Stock Purchase Units

Cumulative Preferred Stock

Depository Shares

Class A Common Stock

We may offer and sell from time to time, together or separately, debt securities, warrants, stock purchase contracts, stock purchase units, cumulative preferred stock, depository shares and Class A common stock. In addition, certain selling securityholders who may be named in a prospectus supplement may offer and sell from time to time securities in such amounts, at prices and on terms as set forth in such prospectus supplement. We urge you to read this prospectus and the accompanying prospectus supplement, which will describe the specific terms of these securities, carefully before you make your investment decision.

The debt securities, warrants, stock purchase contracts, stock purchase units, cumulative preferred stock, depository shares and Class A common stock are collectively referred to herein as the “securities.”

For each type of security listed above, the amount, price and terms will be determined at or prior to the sale. The securities may be sold for U.S. dollars, foreign currencies or foreign currency units, and the securities may be payable in U.S. dollars, foreign currencies or foreign currency units.

Our Class A common stock is listed on the New York Stock Exchange under the trading symbol “ATU.”

See “Risk Factors” beginning on page 1 of this prospectus, as well as in supplements to this prospectus, for a discussion of certain risks you should consider before buying any securities hereunder.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

The date of this prospectus is January 15, 2009

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, we and the selling securityholders may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we and the selling securityholders may offer. Each time we or the selling securityholders sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.” You should rely only on the information contained in or incorporated by reference in this prospectus and any prospectus supplement. Neither we nor any selling securityholders have authorized anyone to provide you with information other than the information contained or incorporated by reference in this prospectus or any prospectus supplement. Neither we nor any selling securityholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus speaks only as of the date of this prospectus and the information in the documents incorporated or deemed to be incorporated by reference in this prospectus speaks only as of the respective dates those documents were filed with the SEC. The terms “Actuant,” the “Company,” “we,” “us,” and “our” refer to Actuant Corporation.

We have filed or incorporated by reference exhibits to the registration statement of which this prospectus forms a part. You should read the exhibits carefully for provisions that may be important to you.

RISK FACTORS

Before you invest in any of our securities, in addition to the other information, documents or reports incorporated by reference in this prospectus and in the applicable prospectus supplement, you should carefully consider the risk factors set forth in the section entitled “Risk Factors” in any prospectus supplement as well as in “Part I, Item 1A. Risk Factors,” in our most recent annual report on Form 10-K, and in “Part II, Item 1A. Risk Factors,” in our most recent quarterly report on Form 10-Q filed subsequent to such Form 10-K, which are incorporated by reference into this prospectus and the applicable prospectus supplement in their entirety, as the same may be updated from time to time by our future filings under the Exchange Act. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment.

ACTUANT CORPORATION

We are a diversified global manufacturer of a broad range of industrial products and systems, organized into four reportable segments, Industrial, Electrical, Actuation Systems and Engineered Products. The Industrial segment is primarily involved in the design, manufacture and distribution of branded hydraulic and mechanical tools to the maintenance, industrial, infrastructure, oil & gas, power generation and production automation markets. In addition, this segment provides manpower services, product rental and umbilical, rope and cable solutions to the global energy market. The Electrical segment is primarily involved in the design, manufacture and distribution of electrical tools and supplies to the retail electrical, wholesale, original equipment manufacturer (“OEM”) and marine markets. The Actuation Systems segment focuses on developing and marketing highly engineered position and motion control systems for OEMs in the automotive, truck, recreational vehicle and other industrial markets. The Engineered Products segment designs and manufactures a variety of products for industrial, aerospace and power distribution markets.

Our principal executive offices are located at 13000 West Silver Spring Drive, Butler, Wisconsin 53007 and our telephone number is (414) 352-4160. Our website can be found at www.actuant.com. Information on our website is not incorporated by reference into this prospectus.

SELLING SECURITYHOLDERS

We may register securities covered by this prospectus for re-offers and resales by any selling securityholders to be named in a prospectus supplement. Because we are a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, we may add secondary sales of securities by any selling securityholders by filing a prospectus supplement with the SEC. We may register these securities to permit selling securityholders to resell their securities when they deem appropriate. A selling securityholder may resell all, a portion or none of such shareholder’s securities at any time and from time to time. Selling securityholders may also sell, transfer or otherwise dispose of some or all of their securities in transactions exempt from the registration requirements of the Securities Act. We do not know when or in what amounts the selling securityholders may offer securities for sale under this prospectus and any prospectus supplement. We may pay all expenses incurred with respect to the registration of the securities owned by the selling securityholders, other than underwriting fees, discounts or commissions, which will be borne by the selling securityholders. We will provide you with a prospectus supplement naming the selling securityholders, the amount of securities to be registered and sold and any other terms of the securities being sold by each selling securityholder.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities by Actuant will be used for general corporate purposes, including working capital, acquisitions, retirement of debt and other business opportunities. In the case of a sale by a selling securityholder, we will not receive any of the proceeds from such sale.

DESCRIPTION OF SECURITIES

We may offer debt securities (which may be senior debt securities or subordinated debt securities), warrants, stock purchase contracts, stock purchase units, cumulative preferred stock, depository shares and Class A common stock. We will set forth in the applicable prospectus supplement a description of the securities that may be offered under this prospectus. The terms of the offering of securities, the initial offering price and the net proceeds to us will be contained in the prospectus supplement relating to such offering.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Fiscal Year Ended August 31,					Three Months Ended November 30,
	2004	2005	2006	2007	2008	2007	2008
Ratio of Earning to Fixed Charges	3.7	6.8	5.5	5.3	5.4	5.2	2.0

For purposes of calculating our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes and minority interest, adjusted for the portion of fixed charges deducted from the earnings, less capitalized interest. Fixed charges consist of interest on all indebtedness, including capitalized interest, amortization of debt issuances costs and the estimated interest component of rent expense.

PLAN OF DISTRIBUTION

Actuant and/or the selling securityholders, if applicable, may sell the securities in one or more of the following ways (or in any combination) from time to time:

•	through underwriters or dealers;

•	directly to one or more purchasers;

•	through agents; or

•	through any other methods described in a prospectus supplement.

The prospectus supplement will state the terms of the offering of the securities, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of such securities and the proceeds to be received by Actuant, if any;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Securities may also be sold in one or more of the following transactions, or in any transactions described in a prospectus supplement:

•	block transactions in which a broker-dealer may sell all or a portion of the securities as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;

•	purchase by a broker-dealer as principal and resale by the broker-dealer for its own account;

•	a special offering, an exchange distribution or a secondary distribution in accordance with the rules of any exchange on which the securities are listed;

•	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

•	sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise; or

•	sales in other ways not involving market makers or established trading markets, including direct sales to purchasers.

The securities we and/or the selling securityholders sell by any of the methods described above may be sold to the public, in one or more transactions, either:

•	at a fixed public offering price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

We and/or the selling securityholders, if applicable, may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We and/or the selling securityholders, if applicable, may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from Actuant at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Underwriters and agents may be entitled under agreements entered into with Actuant and/or the selling securityholders, if applicable, to indemnification by Actuant and/or the selling securityholders, if applicable, against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters or agents may be required to make. Underwriters and agents may engage in transactions with, or perform services for Actuant and its affiliates in the ordinary course of business.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC and which is incorporated by reference will automatically update and supersede this information. We incorporate by reference the documents listed below and all future filings made pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•	Annual Report on Form 10-K for the year ended August 31, 2008;

•	Quarterly Report on Form 10-Q for the quarter ended November 30, 2008;

•	Current Reports on Form 8-K filed on September 23, 2008, October 2, 2008 and November 13, 2008; and

•

the description of the Class A common stock contained in the amended Registration Statement on Form 8-A/A dated January 15, 2009; and any amendment or report filed for the purpose of updating such description.

Actuant will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference to this prospectus, other than exhibits which are specifically incorporated by reference into those documents. Requests should be directed to the Executive Vice President and Chief Financial Officer, Actuant Corporation, 13000 West Silver Spring Drive, Butler, Wisconsin 53007, telephone (414) 352-4160.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

The matters discussed in this prospectus and Actuant’s financial statements and other documents incorporated by reference in this prospectus contain certain forward-looking statements that are based on current management expectations that involve substantial risks and uncertainties, which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will be,” “will continue,” “will likely result,” “would” and other words and terms of similar meaning in conjunction with a discussion of future operating or financial performance or future events. You should read statements that contain these words carefully, because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other “forward-looking” information.

The factors listed under “Risk Factors,” as well as any cautionary language in this prospectus and any prospectus supplement, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Although we believe that our expectations are based on reasonable assumptions, actual results may differ materially from those in the forward-looking statements as a result of various factors, including, but not limited to, those described above under the heading “Risk Factors” and elsewhere in this prospectus and any accompanying prospectus supplements. Before you invest in our securities, you should read this prospectus and the accompanying prospectus supplements completely and with the understanding that our actual future results may be materially different from what we expect.

Forward-looking statements included in this prospectus speak only as of the date of this prospectus and any accompanying prospectus supplements as applicable. Except as required under federal securities laws and the rules and regulations of the SEC, we do not have any intention, and do not undertake, to update any forward-looking statements to reflect events or circumstances arising after the date of this prospectus or any accompanying prospectus supplements, whether as a result of new information, future events or otherwise. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this prospectus or any accompanying prospectus supplements or that may be made elsewhere from time to time by, or on behalf of, us. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

CERTAIN LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplements, certain legal matters in connection with the securities will be passed upon for us by McDermott Will & Emery LLP, Chicago, Illinois, and Quarles & Brady LLP, Milwaukee, Wisconsin, as to matters of Wisconsin law. Our corporate secretary, Helen R. Friedli, is a partner of McDermott Will & Emery LLP.

EXPERTS

The financial statements and financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended August 31, 2008 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

9,500,000 Shares

ACTUANT CORPORATION

Class A Common Stock

PROSPECTUS SUPPLEMENT

J.P.Morgan	Merrill Lynch & Co.

UBS Investment Bank	Wachovia Securities

BMO Capital Markets	KeyBanc Capital Markets	RBC Capital Markets

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the date of such information regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock.

June 23, 2009